UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

A. M. Castle & Co.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

148411101
(CUSIP Number)

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Raging Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,630,795
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,630,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,630,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,630,795
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,630,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,630,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,630,795
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,630,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,630,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,555
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,888
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Allan J. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,667
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Raging Capital Master Fund, Ltd., a Cayman Islands exempted company (“Raging Master”), Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), William C. Martin, Kenneth H. Traub and Allan J. Young.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons are parties to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Raging Capital is the Investment Manager of Raging Master.  William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital.  By virtue of these relationships, each of Raging Capital and William C. Martin may be deemed to beneficially own the Shares owned directly by Raging Master.

Set forth on Schedule A annexed to the initial Schedule 13D filing (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Raging Master and Raging Capital.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The address of the principal office of each of Raging Capital, William C. Martin, Kenneth H. Traub and Allan J. Young is Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553.  The address of the principal office of Raging Master is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY 1-9007, Cayman Islands.

(c)           The principal business of Raging Master is investing in securities.  The principal business of Raging Capital is serving as the Investment Manager of Raging Master.  The principal occupation of William C. Martin is serving as the Chairman, Chief Investment Officer and Managing Member of Raging Capital.  The principal occupation of Kenneth H. Traub is serving as a Managing Partner at Raging Capital.  The principal occupation of Allan J. Young is serving as a Managing Partner at Raging Capital.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 148411101

(f)           Raging Master is organized under the laws of the Cayman Islands.  Raging Capital is organized under the laws of the State of Delaware.  Each of William C. Martin, Kenneth H. Traub and Allan J. Young is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 4,630,795 Shares owned directly by Raging Master is approximately $29,945,947, including brokerage commissions.  Such Shares were acquired with the working capital of Raging Master.

Raging Master effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The aggregate purchase price of 18,888 Shares owned directly by Kenneth H. Traub is approximately $121,340, including brokerage commissions.  Such Shares were acquired with Mr. Traub’s personal funds.  Mr. Traub also owns directly 18,667 unvested restricted Shares that were awarded to him in his capacity as a director of the Issuer.

Allan J. Young owns directly 18,667 unvested restricted Shares that were awarded to him in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 23,777,280 Shares outstanding as of November 3, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

As of the close of business on the date hereof, Raging Master directly owned 4,630,795 Shares, constituting approximately 19.5% of the Shares outstanding.  By virtue of their relationships with Raging Master discussed in further detail in Item 2, each of Raging Capital and William C. Martin may be deemed to beneficially own the Shares directly owned by Raging Master.

As of the close of business on the date hereof, Kenneth H. Traub directly owned 37,555 Shares (including 18,667 unvested restricted Shares that were awarded to him in his capacity as a director of the Issuer), constituting less than 1% of the Shares outstanding.

As of the close of business on the date hereof, Allan J. Young directly owned 18,667 unvested restricted Shares that were awarded to him in his capacity as a director of the Issuer, constituting less than 1% of the Shares outstanding.

CUSIP NO. 148411101

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b)           Raging Master may be deemed to share with Raging Capital and William C. Martin the power to vote and dispose of the Shares directly owned by Raging Master.

Kenneth H. Traub has the sole power to vote and dispose of 18,888 Shares directly owned by him and has the sole power to vote the 18,667 unvested restricted Shares directly owned by him.

Allan J. Young has the sole power to vote the 18,667 unvested restricted Shares directly owned by him.

(c)           The Reporting Persons have not entered into any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Transaction Support Agreement

On January 15, 2016, the Issuer entered into separate Transaction Support Agreements (the “Support Agreements”) with investors (the “Supporting Holders”) holding $120.2 million, or approximately 57%, of the aggregate principal amount of the Issuer’s outstanding 12.75% Senior Notes due 2016 (the “Existing Notes”) and $45.1 million, or approximately 78%, of the aggregate principal amount of the Issuer’s 7.00% Convertible Senior Notes due 2017 (the “Existing Convertible Notes”) to refinance its public indebtedness.  Raging Master, which owns in the aggregate $27.5 million of the Existing Notes, $4.2 million of the Existing Convertible Notes and approximately 19.5% of the Issuer’s common stock (the “Company Common Stock”), is party to one of the Support Agreements.  Two of the Issuer’s directors, Kenneth H. Traub and Allan J. Young, are employees of Raging Capital.

Specifically, the Support Agreements provide for (a) the terms of a private exchange offer and consent solicitation to certain eligible holders to exchange new 12.75% Senior Secured Notes due 2018 (the “New Notes”) for their Existing Notes (the “Exchange Offer”), (b) the terms of private exchanges in which the Issuer has agreed to issue new 5.25% Senior Secured Convertible Notes due 2019 (the “New Convertible Notes”) to the Supporting Holders in exchange for their Existing Convertible Notes (the “Private Convertible Note Exchanges”), such Private Convertible Note Exchanges to be settled on the earliest to occur of (i) June 30, 2016, (ii) the date the Registered Convertible Note Exchange Offer (as defined below) is settled, and (iii) the date the Registered Convertible Note Exchange Offer is withdrawn in accordance with the Support Agreements (such earliest time, the “Convertible Note Exchange Settlement Date”) and (c) a registered exchange offer in which the Issuer will offer to issue New Convertible Notes to all holders of outstanding Existing Convertible Notes other than the Supporting Holders (the “Registered Convertible Note Exchange Offer” and together with the Private Convertible Note Exchanges, the “Convertible Note Exchange Offers”), such Registered Convertible Note Exchange Offer to be effected on substantially identical terms as the Private Convertible Note Exchanges. The Exchange Offer and Consent Solicitation (pursuant to which the Issuer will solicit consents to certain proposed amendments to the Existing Notes and the related indenture) and the Convertible Note Exchange Offers are collectively referred to as the “Refinancing Transactions.” The Issuer will not receive any cash proceeds in connection with the Refinancing Transactions.

CUSIP NO. 148411101

Pursuant to the Support Agreements, the Supporting Holders have agreed to tender all of the Existing Notes set forth on each Supporting Holder’s signature page to the Support Agreement in the Exchange Offer (Raging Master has agreed to tender all of its Existing Notes), and those Supporting Holders whose Existing Notes are permitted to vote with respect to solicitations of consents to amend the indenture governing the Existing Notes have agreed to deliver valid consents with respect to the Proposed Amendments in the Consent Solicitation. Those Supporting Holders who hold Existing Convertible Notes have also agreed to exchange all of the Existing Convertible Notes set forth on each Supporting Holder’s signature page to the Support Agreement in the Private Convertible Note Exchanges (Raging Master has agreed to exchange all of its Existing Convertible Notes).  Subject to limited exceptions, the Supporting Holders may not transfer their Existing Notes, Existing Convertible Notes or Company Common Stock except to a party that agrees to be bound by the terms of the applicable Support Agreement.

The Issuer has agreed not to withdraw or terminate any of the Refinancing Transactions (other than due to the impossibility of fulfilling a condition precedent other than the Minimum Participation Condition (as defined in the Support Agreements)), or waive any condition precedent thereto, without the prior consent of (i) two-thirds of the aggregate amount of Existing Notes held by the Supporting Holders and (ii) two-thirds of the aggregate outstanding principal amount of Existing Convertible Notes held by the Supporting Holders.

The Issuer has also agreed to, not later than the fifth business day following the date it files its Annual Report on Form 10-K for the year ended December 31, 2015: (i) commence the Registered Convertible Note Exchange Offer, including filing a registration statement and related tender offer documents with the Securities and Exchange Commission; and (ii) file a registration statement registering the resale of the New Convertible Notes issued to the Supporting Holders in the Private Convertible Exchanges and the shares of Company Common Stock issuable upon conversion thereof, subject to a penalty of 5.00% of the aggregate principal amount of such holders’ notes if such registration statement is not declared effective at or prior to the Convertible Note Exchange Settlement Date and an additional fee of 0.50% of the aggregate principal amount of such holders’ notes for each period of 30 days thereafter that the registration statement has not been declared effective.  Additionally, the Issuer has agreed to hold an annual or special meeting of stockholders to obtain any approval of stockholders required in connection with the Refinancing Transactions.

The Support Agreements may be terminated by mutual consent of the Issuer and the Supporting Holders, upon material breach by either the Issuer or the Supporting Holders, or the first to occur of certain events, including, without limitation: (i) after the fifth business day following the date the Issuer files its Annual Report on Form 10-K for the year ended December 31, 2015, unless the Issuer has commenced the Registered Convertible Note Exchange Offer by such date; (ii) after March 31, 2016, unless the Exchange Offer has been consummated by such date; (iii) after June 30, 2016, unless (a) each of the Private Convertible Note Exchanges and the Registered Convertible Note Exchange Offer has been consummated or (b) the Stockholder Approval (as defined in the Support Agreements) has not been obtained by such date; (iv) after March 31, 2016, unless the Issuer has obtained an unqualified audit opinion of Deloitte & Touche LLP with respect to its audited financial statements for the year ended December 31, 2015, by such date; or (v) after March 31, 2016 unless the Issuer has filed its Annual Report on Form 10-K for the year ended December 31, 2015.

CUSIP NO. 148411101

The foregoing description of the terms of the Support Agreements is not complete and is qualified in its entirety by reference to the text of the Form of Support Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.  For additional information regarding the Refinancing Transactions, reference is made to the Form 8-K filed by the Issuer on January 15, 2016.  As indicated in the Form 8-K filed by the Issuer, any reference to the Convertible Note Exchange Offers does not constitute an offer to sell or the solicitation of any offer to buy any Existing Convertible Notes.

Joint Filing Agreement

On January 19, 2016, Raging Master, Raging Capital, William C. Martin, Kenneth H. Traub and Allan J. Young entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Form of Transaction Support Agreement, dated January 15, 2016 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by A. M. Castle & Co. on January 15, 2016).

99.2	Joint Filing Agreement by and among Raging Capital Master Fund, Ltd., Raging Capital Management, LLC, William C. Martin, Kenneth H. Traub and Allan J. Young, dated January 19, 2016.

CUSIP NO. 148411101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2016	Raging Capital Master Fund, Ltd.

	By:	Raging Capital Management, LLC Investment Manager

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch, as attorney-in-fact for William C. Martin

/s/ Kenneth H. Traub
Kenneth H. Traub

/s/ Allan J. Young
Allan J. Young